Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

May 10, 2012

Ms. Kimberly Browning

Mr. Richard Pfordte

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Meridian Fund, Inc. Definitive Proxy Statement SEC File Nos. 2-90949 and 811-04014

Dear Ms. Browning and Mr. Pfordte:

We are writing to respond to the comments provided to us telephonically on May 2, 2012, which were discussed further with the Staff in subsequent telephone conversations on May 4, 2012, May 8, 2012 and May 9, 2012, in connection with the preliminary proxy statement (the “Preliminary Proxy Statement”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “1934 Act”). Meridian Fund, Inc. (the “Corporation”) filed the Preliminary Proxy Statement with the Securities and Exchange Commission (the “Commission”) on April 20, 2012. For your convenience, we reproduced your comments below, followed by our response. Capitalized terms used herein that are not otherwise defined have the same meaning given to them in the Preliminary Proxy Statement.

Comment 1:

Please consider, if applicable, including language in the definitive proxy statement indicating that none of the differences between the Previous Management Agreements and the Proposed Management Agreement are considered to be material in nature.

Response 1:

The Corporation has made the requested change in the definitive proxy statement.

Comment 2:

Please include the information presented in Appendix A (Amounts Paid by Each Fund to the Investment Adviser and Affiliates) and Appendix D (Director Compensation) to the Preliminary Proxy Statement in the body of the definitive proxy statement. Also, please include, in the body of the definitive proxy statement, the fee rate schedule to be paid by each Fund to the Investment Adviser under the Proposed Management Agreement.

Response 2:

The Corporation has made the requested changes in the definitive proxy statement.

Comment 3:

Please consider whether any disclosure is required in connection with the Trustee’s future plans with respect to its interest in the Investment Adviser. In this regard, consider additional disclosure indicating that the Trustee’s decision to transfer, sell or otherwise dispose of the Trust’s ownership interest in the Investment Adviser may result in a change of control of the Investment Adviser, thereby requiring a subsequent proxy solicitation of shareholders of the Funds.

Response 3:

The definitive proxy statement reflects the requested change. In this regard, the Corporation has added the following disclosure under “Proposal 2 – Reason for Proposal and Interim Agreements”:

The Trustee is considering its options with respect to its holdings of shares of the Investment Adviser. In this context, the Trustee plans to hire an independent financial adviser to assist it in identifying and evaluating potential options. A transfer by the Trustee of some or all of its shares in the Investment Adviser may result in a change of control of the Investment Adviser, thereby requiring a subsequent proxy solicitation of shareholders of the Funds.

Comment 4:

Please consider disclosing the identity of the beneficiaries of the Trust.

Response 4:

The Corporation has made the requested change to the definitive proxy statement. In this regard, the Corporation has added the following disclosure under “Other Information – Investment Adviser”:

The Richard F. Aster, Jr. Foundation is the only beneficiary of the Trust with respect to the shares of the Investment Adviser.

Comment 5:

Please provide additional information regarding the “merger” between Aster Capital Management, Inc. and the Investment Adviser that occurred in October 2000.

Response 5:

As disclosed in the Preliminary Proxy Statement, the Corporation confirms that the “merger” of Aster Capital Management, Inc. (“ACM”) into the Investment Adviser in 2000 did not involve a change in actual control or management of the Investment Adviser. In this regard, immediately prior to the merger in 2000, ACM served as the investment manager of the Meridian Funds, while the Investment Adviser managed certain legacy separate accounts. The same personnel, including investment management, administrative and compliance professionals, worked for both entities, and Mr. Aster served as Chairman of the Board, President and Secretary of both ACM and the Investment Adviser at the time of the merger. In addition, at the time of the merger, Mr. Aster owned respectively 100% of the shares of the Investment Adviser and 94% of the shares of ACM, with Mr. Stolper owning the other 6% of ACM. Following the merger, Mr. Aster continued to own almost all the shares of the Investment Adviser (96%), with Mr. Stolper owning the remaining shares. Accordingly, after the merger, the reorganized company had the same two sole shareholders in nearly the same proportion as was the case with ACM prior to the merger and had the same personnel involved with the management of the Funds. Furthermore, this merger did not affect the fees or material terms of the advisory engagement or agreement with the Funds. Based on the foregoing facts, the Corporation does not believe that the “merger” resulted in a change in control under applicable regulations and SEC Staff no-action positions. See Rule 2a-6 under the Investment Company Act of 1940, as amended; see, e.g., Wells Fargo Bank, N.A., SEC No-Action Letter (Mar. 31, 1998) and Dean Witter, Discover & Co.; Morgan Stanley Group Inc., SEC No-Action Letter (Apr. 18, 1997).

The Corporation has enhanced the disclosure in the proxy statement as follows (new language is underlined): “Until the end of October 2000, when it was merged into the Investment Adviser, Aster Capital Management, Inc., which was also controlled and owned, with the exception of a small minority position (6%), by Richard F. Aster, Jr., served as the Meridian Growth Fund’s and Meridian Value Fund’s investment adviser.”

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The Corporation accepts responsibility for the adequacy and accuracy of the disclosure in the definitive proxy statement that is the subject of this letter. The Corporation acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s concerns. Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

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Sincerely,

/s/ Robert M. Kurucza
Robert M. Kurucza

cc:	Gregg B. Keeling Paul J. Delligatti

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